

February 14, 2020

Pat Cotroneo
Senior Vice President and Chief Financial Officer
FIBROGEN INC
409 Illinois Street
San Francisco, CA 94158

> **Re: FIBROGEN INC.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 27, 2019**
> **File No. 001-36740**

Dear Mr. Cotroneo:

   We have reviewed your January 31, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2019 letter.

Form 10-K for the Year Ended December 31, 2018

Item 1. Business
Pamrevlumab For The Treatment of Fibrosis and Cancer
Clinical Development of Pamrevlumab, page 28

1.   We note your response to prior comment 1 and your definition of the term "safety signal." Please provide us proposed disclosure for use in future filings that identifies all serious adverse event (SAE) determined by the principal investigator to be related to, or possibly related to Pamrevlumab. Alternatively, please disclose clearly that upon investigation it is your belief that there is no causal relationship between the investigational drug and these SAEs.

You may contact Sasha Parikh at 202-551-3627 or Rolf Sundwall at 202-551-3105 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences